NEWS RELEASE

Acquisition of Precious Metal Rights and Sale of Limestone

CALGARY, September 26, 2002 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") has entered into two agreements with Suncor Energy Inc., ("Suncor"), one concerning the acquisition by Birch Mountain of rights to recover precious metals from certain tailings produced by Suncor ("Tailings Agreement"), and the second concerning limestone ("Limestone Agreement"). The agreements were reached under the overarching Co-development Agreement signed by the parties in 1998, which was entered into in order to facilitate co-operative development of the overlapping mineral interests of Suncor and Birch Mountain.

Mineral Exploration Division

Under the Tailings Agreement, Birch Mountain has the exclusive right to extract and recover precious metals from froth treatment tailings that are produced as a residual by-product of oil sands processing, subject to demonstrating the commercial feasibility of precious metal recovery from the tailings within five years. Currently, Suncor produces approximately 8,000 tons per day of froth treatment tailings. Birch Mountain will pay all costs including the costs of developing and refining technology for extracting precious metals from Suncor's tailings, pilot studies, independent technical and economic verification, and engineering and construction costs. Upon commencement of production, Birch Mountain will receive 85% of the net production revenue ("NPR") until payout of capital costs, at which time NPR will be shared equally by Suncor and Birch Mountain.

Mineral Technology Division

Having secured rights to the precious metals contained in Suncor's froth treatment tailings, Birch Mountain will initiate studies to determine their precious metal potential. This work will involve in-house customization of Birch Mountain's technology for the recovery of natural nanoparticulate metals and extension of work underway at third party laboratories.

Birch Mountain believes that precious metal mineralization of the Cretaceous age oil sands is consistent with the Prairie Gold Model and notes that precious metal microparticles in Cretaceous age sandstones from Athabasca have been reported by government and academic researchers. A 1996 study published by the Alberta Chamber of Resources reported trace to anomalous (defined as greater than 10 ppb) concentrations of gold, platinum and palladium in some samples of Suncor's froth treatment tailings by conventional fire assay. Birch Mountain believes that there is a possibility that precious metals may be present in the froth treatment tailings in concentrations exceeding those detected in routine application of conventional fire assay, for reasons detailed in its news release of March 7, 2002,

Industrial Mineral Division

The Limestone Agreement replaces a previous agreement allowing Suncor to excavate limestone from a small area of Birch Mountain's mineral leases. Under the Limestone Agreement, Suncor will pay Birch Mountain $250,000 for limestone used and allow Birch Mountain to excavate and remove up to 500,000 tonnes of limestone per year from its mineral leases within the area of Suncor's current Steepbank and Millennium mines, subject to certain operational constraints. Suncor is granted unrestricted access to limestone from Birch Mountain's mineral leases for its own use, except in areas where Birch Mountain provides prior notification that the limestone contains commercial grades and quantities of precious metals or other minerals.

To evaluate current and future market opportunities for limestone from within the Suncor mines and from other sources on the company's mineral leases, Birch Mountain is actively participating in the Aggregate Management Committee ("AMC") of the Fort McMurray Regional Issues Working Group. The AMC is currently undertaking an evaluation of the requirements for and sources of aggregate needed to construct new oil sands projects and associated infrastructure in the region.

Birch Mountain's technical divisions operate under the direction of Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration, who is identified as the qualified person in accordance with Section 1.2 of National Instrument 43-101.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Disclosure: To clarify disclosure of technical results, Birch Mountain has established three operating divisions: Mineral Technology, Mineral Exploration and Industrial Minerals. Disclosure under the Mineral Technology Division will not be linked to any mineral property material to Birch Mountain. Mineral technology results do not imply, nor may they be used to infer, economic value. Only when criteria specified in National Instrument 43-101 and Appendices 3D and 3F of the TSX Venture Exchange Corporate Finance Manual are met, including the requirement for an independent technical report by a qualified person, will results be attributable to mineral properties material to Birch Mountain.

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.